UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.   )



                           Templeton Dragon Fund, Inc.
                  ----------------------------------------------
                       (Name of Subject Company (Issuer))

                      Templeton Dragon Fund, Inc. (Offeror)
                  ----------------------------------------------
         (Names of Filing Persons (Identifying Status as Offeror, Issuer
                               or Other Person))


                     Common Stock, $0.01 Par Value Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    88018T101
                  ------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Barbara J. Green, Esq.
                           Templeton Dragon Fund, Inc.
                            Broward Financial Centre
                        500 E. Broward Blvd., Suite 2100
                          Ft. Lauderdale, FL 33394-3091
                               Tel (954) 527-7500
                               Fax (954) 847-2288
                  --------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPIES TO:

John F. Della Grotta, Esq.                Bruce G. Leto, Esq.
Paul, Hastings, Janofsky & Walker, LLP    Stradley, Ronon, Stevens & Young, LLP
695 Town Center Drive                     2600 One Commerce Square
Costa Mesa, CA 92626-1924                 Philadelphia, PA 19103-7098
Tel (714) 668-6200                        Tel (215) 564-8000
Fax (714) 979-1921                        Fax (215) 564-8120



                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation*                              Amount of Filing Fee*

   not applicable                                   not applicable
--------------------------------------------------------------------------------
* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration tatement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:   Not applicable
                Form or Registration No.:  Not applicable
                Filing Party:  Not applicable
                Date Filed:  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]  third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [_]  going-private transaction subject to Rule 13e-3.

         [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





FOR IMMEDIATE RELEASE

Media Contacts: Lisa Gallegos, Franklin Templeton Investments,
                 Tel:(650) 312-3395
                Steven Alperin, Harvard Management, Tel:  (617) 523-4400
-------------------------------------------------------------------------------

              HARVARD UNIVERSITY, TEMPLETON CHINA WORLD FUND, INC.,
                         TEMPLETON DRAGON FUND, INC. AND
                         TEMPLETON ASSET MANAGEMENT LTD.
                                 SETTLE LAWSUIT

                          HARVARD UNIVERSITY WITHDRAWS
                 ITS TEMPLETON CHINA WORLD SHAREHOLDER PROPOSALS
                      AND SUPPORTS TEMPLETON CHINA WORLD'S
            OPEN-ENDING PROPOSAL WITH AN IN-KIND DISTRIBUTION FEATURE

                          HARVARD UNIVERSITY WITHDRAWS
                   ITS TEMPLETON DRAGON SHAREHOLDER PROPOSALS;
                 TEMPLETON DRAGON TO MAKE CASH TENDER OFFER FOR
       15% OF ITS OUTSTANDING SHARES AT 92.5% OF NET ASSET VALUE PER SHARE

                                TEMPLETON DRAGON
                 TO SEEK AUTHORITY TO MAKE IN-KIND TENDER OFFERS

Fort Lauderdale, Florida and Boston, Massachusetts, March 20, 2003 - TEMPLETON CHINA WORLD FUND, INC. (NYSE: TCH), a closed-end management investment company ("China World"), TEMPLETON DRAGON FUND, INC. (NYSE: TDF), a closed-end management investment company ("Dragon"), TEMPLETON ASSET MANAGEMENT LTD., the investment advisor to each of the funds ("Templeton"), and PRESIDENT AND FELLOWS OF HARVARD COLLEGE ("Harvard University") announced today that they had reached agreements that will result in, among other things, the dismissal of their litigation claims against each other and the withdrawal of Harvard University's shareholder proposals for the funds' upcoming annual meetings. Also, Harvard will now support the Board's proposal to open-end China World with an in-kind distribution feature, and Dragon will make a tender offer to be commenced on or prior to April 30, 2003, and may, pursuant to its settlement with Harvard, make additional tender offers in the future.

DISMISSAL OF LAWSUIT

The three settlement agreements announced today (between China World and Harvard, Dragon and Harvard, and Templeton and Harvard, respectively) will result in the dismissal without prejudice of the lawsuit originally brought in January 2003 by China World, Dragon and Templeton in the United States District Court for the District of Maryland, Northern Division, against Harvard University, Harvard Management Company, Inc., which is an investment advisor to Harvard University, and Steven Alperin, an officer of Harvard Management (collectively, "Harvard"), as well as the dismissal without prejudice of the counterclaims brought by Harvard against the funds, their respective directors and Templeton. The parties have also entered into covenants not to sue each other with respect to the claims that were made or could have been made in the litigation absent a breach of the settlement agreements.

END OF PROXY CONTEST

As part of the settlements, Harvard has agreed to withdraw all of its shareholder proposals for the respective upcoming 2003 Annual Meetings of Shareholders of China World and Dragon. Harvard also will not solicit proxies from shareholders for the China World 2003 Annual Meeting and will not vote any proxies previously received.

CONVERSION OF CHINA WORLD TO AN OPEN-END FUND

Harvard announced that it intends to support the Board of Directors' proposal at the 2003 Annual Meeting calling for the open-ending of China World, with an in-kind distribution feature described below.

If shareholders approve the open-ending proposal, the in-kind distribution feature will provide the fund the option of meeting large redemption requests through a pro rata, in-kind distribution of its portfolio investments by making an election pursuant to Rule 18f-1 under the Investment Company Act of 1940 and adopting related procedures. This will allow the fund to minimize the potential adverse impact of large redemption requests on the fund's net asset value per share. Small redemption requests (generally in amounts less than $250,000 in any ninety-day period) will be paid in cash by the fund.

Harvard also announced that, if and when China World open-ends, Harvard will redeem all of its shares of the fund within 30 days after conversion, and that under the settlement it will take its redemption proceeds through a pro rata, in-kind distribution of portfolio investments. As a result, the fund will avoid having to sell significant portfolio assets to raise cash to meet Harvard's redemption request - thus limiting the potential adverse effect on the fund's net asset value per share.

China World announced that if conversion to an open-end fund is approved by shareholders, the open-end fund would assess a redemption fee, not in excess of two percent, on all redemptions or exchanges of shares made within six months following the effective date of the conversion except on any redemptions of shares purchased after the conversion.

Representatives of Harvard and China World also have agreed to discuss, prior to conversion, steps China World might take to minimize any adverse effect on the net asset value per share of the fund resulting from a need to sell portfolio securities of the fund to raise cash to satisfy redemption requests.

DRAGON TENDER OFFERS

Dragon announced that as part of its settlement with Harvard, it has agreed to take the following actions:

o APRIL 2003 CASH TENDER OFFER - The Board of Directors of Dragon approved the making of a cash tender offer to be commenced on or prior to April 30, 2003, for 15% of the fund's outstanding shares at 92.5% of net asset value per share as of the date the offer expires. Previously, the Board of Directors had approved an April 2003 cash tender offer for not less than 10% of the fund's outstanding shares at not less than 90% of net asset value per share.

o IN-KIND TENDER OFFERS - Dragon also will apply to the Securities and Exchange Commission ("SEC") for an exemption allowing the fund to make occasional, non-periodic tender offers, each for up to 20% of Dragon's outstanding shares at a price equal to 95% of net asset value per share as of the date the offer expires, to be paid entirely in kind through a pro rata distribution of marketable portfolio securities. The fund will not apply, however, for interval fund status. Subject to certain conditions, the settlement requires the fund to commence such an in-kind tender offer for 20% of the fund's shares within three months after obtaining the SEC exemption. Dragon may also be required under the settlement to conduct, on substantially identical terms, up to two additional in-kind tender offers under certain circumstances. There is no assurance that the SEC will grant the exemption, nor is it possible to predict the date when an exemption might be granted.

o ADDITIONAL CASH TENDER OFFERS - If the SEC does not grant the exemption for in-kind tender offers by May 26, 2004, the settlement provides that Dragon may, but is not obligated to, conduct an additional cash tender offer, and possibly later follow-on cash tender offers, each for 15% of the fund's outstanding shares at a price of 92.5% of net asset value per share as of the date the offer expires. Under certain circumstances, if Dragon does not conduct these tender offers, Harvard will be relieved of its obligation to refrain from making shareholder proposals and taking other actions with respect to the fund, as described below.

Harvard announced that it intends to tender all of the shares it then owns into each tender offer described above that is commenced.

The Dragon settlement agreement provides that Dragon will not be obligated to commence in-kind tender offers or additional cash tender offers under certain circumstances or conditions. These relate to, among other things, the number of shares tendered by shareholders into preceding tender offers as well as the beneficial ownership percentages of the fund's shareholders.

STANDSTILL

As part of the three settlements, Harvard agreed not to submit any proposals for consideration by shareholders of China World or Dragon, or any other closed-end fund or similar investment vehicle managed by Templeton or its affiliates, or for consideration by shareholders of Franklin Resources, Inc. (NYSE: BEN), the parent company of Templeton, nor to encourage others to do so, for a period of four years. Harvard also has agreed not at any time to acquire additional shares of China World, Dragon or any other closed-end fund or similar investment vehicle managed by Templeton or its affiliates.

                                    * * * * *

THE SUMMARIES OF THE SETTLEMENTS REACHED BY HARVARD AND CHINA WORLD, HARVARD AND DRAGON, AND HARVARD AND TEMPLETON INCLUDED IN THIS PRESS RELEASE ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE THREE SEPARATE SETTLEMENT AGREEMENTS. COPIES OF THE SETTLEMENT AGREEMENTS WILL BE FILED BY CHINA WORLD AND DRAGON WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WILL BE AVAILABLE FOR FREE AT THE SEC'S WEBSITE, WWW.SEC.GOV. THE PARTIES HAVE AGREED NOT TO MAKE PUBLIC STATEMENTS (INCLUDING TO THE MEDIA) REGARDING THE SETTLEMENTS.

                                    * * * * *

In connection with their 2003 annual meetings of shareholders, China World and Dragon intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including their respective proxy statements. Because those documents contain important information, shareholders of China World and Dragon are urged to read them when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders also can obtain copies of these documents, when available, for free by calling China World or Dragon at 1-800-342-5236.

China World, its directors and executive officers and certain other persons may be deemed to be participants in China World's solicitation of proxies from its shareholders in connection with its 2003 annual meeting of shareholders. Dragon, its directors and executive officers and certain other persons may be deemed to be participants in Dragon's solicitation of proxies from its shareholders in connection with its 2003 annual meeting of shareholders. Information about their respective directors is set forth in the proxy statement for China World's 2002 annual meeting of shareholders and for Dragon's 2002 annual meeting of shareholders, respectively. Participants in China World's and Dragon's respective solicitations may also be deemed to include the following executive officers or other persons whose interests in China World or Dragon may not be described in their respective proxy statements for China World's and Dragon's 2002 annual meetings: Mark Mobius (President and C.E.O. - Investment Management); Jimmy D. Gambill (Senior Vice President and C.E.O. - Finance and Administration); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); Gregory E. Johnson (President, Franklin Resources, Inc.); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Michael O. Magdol (Vice President - AML Compliance); Bruce S. Rosenberg (Treasurer and Chief Financial Officer); and Holly Gibson Brady (Director of Corporate Communications
- Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually, or as a group, beneficially owns in excess of 1% of China World's common stock or 1% of Dragon's common stock. Except as disclosed above, to the knowledge of China World and Dragon, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in China World or Dragon.

Shareholders of China World or Dragon may obtain additional information regarding the interests of the participants by reading the proxy statements of China World and Dragon when they become available.

                                  ------------

Dragon has not commenced any tender offer referred to in this communication. Upon commencement of any such offer, Dragon will file with the SEC a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Dragon shareholders are strongly encouraged to read these documents when they become available because they will contain important information about any offer. When filed with the SEC, the Schedule TO and related exhibits will be available without charge at the SEC's website at www.sec.gov. Any offer to purchase and related letter of transmittal, when available, will be delivered without charge to all of Dragon's shareholders. Dragon shareholders may also obtain copies of these documents without charge by calling Dragon at 1-800-342-5236.

This communication is not an offer to purchase or the solicitation of an offer to sell shares of Dragon. Any tender offer will be made only by an offer to purchase and the related letter of transmittal. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.

                                                                        DRAGON




                              SETTLEMENT AGREEMENT

     Settlement Agreement, dated as of March 20, 2003 (the "AGREEMENT"), by and among President and Fellows of Harvard College ("HARVARD UNIVERSITY"), Harvard Management Company, Inc. ("HARVARD MANAGEMENT"), Steven Alperin ("ALPERIN" and, collectively with Harvard University and Harvard Management, the "HARVARD Parties"), and Templeton Dragon Fund, Inc. ("DRAGON").

                                R E C I T A L S:

     WHEREAS, Dragon is a closed-end management investment company registered under the 1940 Act (as defined below);

     WHEREAS, Harvard University is the Beneficial Owner (as defined below) of approximately 14.0% of the outstanding shares of common stock of Dragon;

     WHEREAS, Harvard Management is wholly controlled by Harvard University and is the investment advisor to Harvard University's endowment, and Alperin is a vice-president of Harvard Management and manages that portion of Harvard University's endowment that is invested in Dragon; and

     WHEREAS, the parties wish to set forth their understanding and agreement with respect to the settlement of the Current Litigation (as defined below) and related matters.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     Section 1. CERTAIN DEFINED TERMS. For purposes of this Agreement:


          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "1940 Act" shall mean the Investment Company Act of 1940, as amended.

          "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC (as defined below) under the 1934 Act.

          "Beneficial Owner" and "Beneficially Own" shall have the meanings as set forth in Rule 13d-3 promulgated by the SEC (as defined below) under the 1934 Act.

          "Current Litigation" shall mean the matter pending in the United States District Court for the District of Maryland, Northern Division (Case No. JFM 03-CV-275), captioned "Templeton China World Fund, Inc., Templeton Dragon Fund, Inc., and Templeton Asset Management Ltd., plaintiffs, v. President and Fellows of Harvard College, Harvard Management Company, Inc., and Steven Alperin, defendants", including the claims, counterclaims and affirmative defenses that have been asserted therein.

          "Other Settlement Agreements" shall mean, collectively, (i) that certain settlement agreement dated the date hereof between the Harvard Parties and Templeton China World Fund, Inc. and (ii) that certain settlement agreement dated the date hereof between the Harvard Parties and TAML, in each case as the same may be amended and in effect from time to time.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "TAML" shall mean Templeton Asset Management Ltd.

     Section 2. AUTHORITY AND ENFORCEABILITY.

          (a) Each of the Harvard Parties represents and warrants as follows:

               (i) such party has all requisite power and authority to execute and deliver the Agreement and to perform its obligations hereunder;

               (ii) the execution, delivery and performance of the Agreement by such party has been duly authorized by all necessary action on the part of such party;

               (iii) the Agreement has been duly and validly executed and delivered by such party and (assuming the due authorization, execution and delivery thereof by the other parties hereto) constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to general principles of equity, statutory limitations and judicially-imposed public policy constraints; and

               (iv) the execution and delivery by such party of the Agreement and the performance by such party of its obligations hereunder will not conflict with, constitute a default under or violate (A) any of the terms, conditions or provisions of the organizational documents of such party (if such party is not a natural person), (B) any of the terms, conditions or provisions of any material document, agreement or other instrument to which such party is a party or by which it is bound, or (C) any judgment, writ, injunction, decree, order or ruling of any court or governmental authority binding on such party.

          (b) Dragon represents and warrants as follows:

               (i) it has all requisite power and authority to execute and deliver the Agreement and to perform its obligations hereunder;

               (ii) the execution, delivery and performance of the Agreement by Dragon has been duly authorized by all necessary action on the part of Dragon;

               (iii) the Agreement has been duly and validly executed and delivered by Dragon and (assuming the due authorization, execution and delivery thereof by the other parties hereto) constitutes the legal, valid and binding obligation of Dragon, enforceable against Dragon in accordance with its terms, subject to general principles of equity, statutory limitations and judicially-imposed public policy constraints; and

               (iv) the execution and delivery by Dragon of the Agreement and the performance by Dragon of its obligations hereunder will not conflict with, constitute a default under or violate (A) any of the terms, conditions or provisions of the organizational documents of Dragon, (B) any of the terms, conditions or provisions of any material document, agreement or other instrument to which Dragon is a party or by which it is bound, or (C) any judgment, writ, injunction, decree, order or ruling of any court or governmental authority binding on Dragon.

     Section 3. DRAGON.

          (a) (i) Each of the Harvard Parties hereby withdraws any and all demands, requests or notices that it has made to Dragon, including, but not limited to, those set forth in the letter from Harvard University (and signed on its behalf by Harvard Management), dated January 28, 2003, and all shareholder proposals for the 2003 Annual Meeting of Shareholders of Dragon (the "2003 DRAGON MEETING") and promptly shall take any and all actions reasonably requested by Dragon or its representatives, or which the Harvard Parties reasonably consider otherwise to be necessary, to effectuate such withdrawal.

               (ii) Dragon agrees that no matter other than the re-election of directors shall be presented to shareholders by the Board of Directors of Dragon at the 2003 Dragon Meeting, except other matters required to be presented to shareholders under applicable law. Dragon hereby represents and warrants that, as of the date hereof, it has no reason to believe that any other matter will be presented to shareholders at the 2003 Dragon Meeting or that applicable law will require the presentation of any such matter to shareholders at the 2003 Dragon Meeting. Each of the Harvard Parties hereby represents and warrants to Dragon that, as of the date hereof, such Harvard Party intends to vote all of the shares of common stock of Dragon Beneficially Owned by it in favor of the re-election of the directors nominated by the Board of Directors of Dragon at the 2003 Dragon Meeting and that it is not aware, and has no reasonable suspicion, of any fact, matter or thing that would require, cause or influence it to vote in any contrary manner, including abstaining or refraining from voting such shares. In the event that each of the Harvard Parties does not vote all of the shares of common stock of Dragon Beneficially Owned by it in favor of the re-election of directors nominated by the Board of Directors of Dragon at the 2003 Dragon Meeting (and without limiting any right or remedy to which Dragon may be entitled at law or in equity arising out of any breach of the representation and warranty contained in the immediately preceding sentence), Dragon, but not the Harvard Parties, shall automatically (and without further action by any party hereto) be released from any and all further obligations under this Agreement (including, for the avoidance of doubt, those contained in Section 7 hereof).

          (b) Dragon shall commence, on or prior to April 30, 2003, a tender offer (the "INITIAL TENDER OFFER") to purchase fifteen percent (15%) of Dragon's outstanding shares of common stock, for cash, at a price equal to ninety-two and one-half percent (92.5%) of the net asset value per share as of the date such offer expires.

          (c) (i) On or before March 26, 2003, Dragon shall file an application with the SEC for an exemptive order (the "EXEMPTIVE ORDER") under the 1940 Act which will permit Dragon to conduct the tender offers contemplated by this
Section 3(c). The application shall request an Exemptive Order granting exemptions to the extent necessary from, without limitation, Sections 5(a)(2), 17(a)(1), 17(a)(2) and 23(c)(2) of the 1940 Act and Rule 13e-4 promulgated pursuant to Section 13(e) of the 1934 Act. Specifically, such application will request exemptive relief to permit Dragon to conduct occasional, non-periodic, in-kind tender offers (including satisfaction of tenders by distribution of portfolio securities to persons who are "affiliated" with Dragon, as defined by
Section 2(a)(3)(A) of the 1940 Act) in each case for up to twenty percent (20%) of the total number of Dragon's then outstanding shares of common stock at a price equal to ninety-five percent (95%) of the net asset value per share as of the date such offer expires. Such application will further state that any pro rata in-kind distribution in satisfaction of a tender will not include (A) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended, (B) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution as contemplated herein is otherwise contrary to applicable local laws, rules or regulations, and (C) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction. Dragon shall promptly (and, in any event, within 45 days) respond to any comments received from the SEC with a view to causing the Exemptive Order to be granted as soon as practicable; PROVIDED, HOWEVER, that under no circumstances shall Dragon be required by this Agreement to amend such application to request exemptive relief from Rule 23c-3 under the 1940 Act, if the effect of the request or grant of such relief is to determine that Dragon is, or to cause Dragon to be, an interval fund. Dragon shall make reasonable efforts designed to cause the Exemptive Order to be granted as soon as possible (regardless of whether necessary shareholder approvals have been obtained), and, if the Exemptive Order is not granted on or before March 26, 2004, shall make reasonable efforts designed to cause the Exemptive Order to be granted as soon as possible thereafter (even after such time as Dragon has conducted, or determined to conduct, one or more tender offers pursuant to Section 3(d) hereof); PROVIDED, HOWEVER, that Dragon shall not be required to attempt to cause the Exemptive Order to be granted at any time at which the Exemptive Order Condition (as defined in Section 3(e) hereof) would have been satisfied if the Exemptive Order had been issued at such time. Dragon shall agree to any terms and/or conditions reasonably requested by the SEC in respect of the Exemptive Order, but shall not be required to agree to any terms and/or conditions that would cause the Exemptive Order to be issued on terms or conditions not substantially similar to the relief sought as described in this Section 3(c)(i).

               (ii) If the SEC issues the Exemptive Order on or before March 26, 2004, then, subject to the terms and conditions of the Exemptive Order, Dragon shall, as soon as reasonably practicable after the issuance of the Exemptive Order (but not later than three (3) months after the date of such issuance), commence a tender offer (the "FIRST EXEMPTIVE ORDER TENDER OFFER") for twenty percent (20%) of Dragon's outstanding shares of common stock at a price equal to ninety-five percent (95%) of the net asset value per share as of the date such offer expires, with payment for any shares purchased to be made in kind through a pro rata distribution of Dragon's portfolio securities with readily available market quotations held by Dragon at such date.

               (iii) Notwithstanding Section 3(c)(ii) hereof, Dragon shall not be required to conduct the First Exemptive Order Tender Offer if the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer is less than or equal to twenty percent (20%) of the total number of shares of Dragon stock outstanding at the time that the Initial Tender Offer was commenced.

               (iv) Dragon shall, within one (1) year after the completion of the First Exemptive Order Tender Offer, commence another tender offer (the "SECOND EXEMPTIVE ORDER TENDER OFFER") on terms which are substantially identical in all material respects to those on which the First Exemptive Order Tender Offer was conducted; PROVIDED, HOWEVER, that Dragon shall not be required to commence such Second Exemptive Order Tender Offer if:

     (A) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds twenty percent (20%), but is less than or equal to twenty-six percent (26%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, and (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to forty-five percent (45%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced;

     (B) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds twenty-six percent (26%), but is less than or equal to thirty percent (30%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, and (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to forty percent (40%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced;

     (C) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds thirty percent (30%), but is less than or equal to thirty-five percent (35%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, and (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to thirty-five percent (35%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced;

     (D) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds thirty-five percent (35%), but is less than or equal to sixty percent (60%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, and (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to thirty percent (30%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced; or

     (E) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds sixty percent (60%), and (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to twenty-five percent (25%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced.

               (v) Dragon shall, within one (1) year after the completion of the Second Exemptive Order Tender Offer, commence another tender offer (the "THIRD EXEMPTIVE ORDER TENDER OFFER") on terms which are substantially identical in all material respects to those on which the First Exemptive Order Tender Offer and the Second Exemptive Tender Offer were conducted; PROVIDED, HOWEVER, that Dragon shall not be required to commence such Third Exemptive Order Tender Offer if:

     (A) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds twenty percent (20%), but is less than or equal to twenty-six percent (26%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to fifty percent (50%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced, and (III) the total number of shares of Dragon's outstanding common stock tendered into the Second Exemptive Order Tender Offer is less than or equal to seventy percent (70%) of the total number of shares of Dragon common stock outstanding at the time that the Second Exemptive Order Tender Offer was commenced;

     (B) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds twenty-six percent (26%), but is less than or equal to thirty percent (30%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to fifty percent (50%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced, and (III) the total number of shares of Dragon's outstanding common stock tendered into the Second Exemptive Order Tender Offer is less than or equal to sixty percent (60%) of the total number of shares of Dragon common stock outstanding at the time that the Second Exemptive Order Tender Offer was commenced;

     (C) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds thirty percent (30%), but is less than or equal to thirty-five percent (35%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to fifty percent (50%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced, and (III) the total number of shares of Dragon's outstanding common stock tendered into the Second Exemptive Order Tender Offer is less than or equal to fifty percent (50%) of the total number of shares of Dragon common stock outstanding at the time that the Second Exemptive Order Tender Offer was commenced;

     (D) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds thirty-five percent (35%), but is less than or equal to sixty percent (60%), of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to fifty percent (50%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced, and (III) the total number of shares of Dragon's outstanding common stock tendered into the Second Exemptive Order Tender Offer is less than or equal to thirty-five percent (35%) of the total number of shares of Dragon common stock outstanding at the time that the Second Exemptive Order Tender Offer was commenced; or

     (E) (I) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer exceeds sixty percent (60%) of the total number of shares of Dragon common stock outstanding at the time that the Initial Tender Offer was commenced, (II) the total number of shares of Dragon's outstanding common stock tendered into the First Exemptive Order Tender Offer is less than or equal to fifty percent (50%) of the total number of shares of Dragon common stock outstanding at the time that the First Exemptive Order Tender Offer was commenced, and (III) the total number of shares of Dragon's outstanding common stock tendered into the Second Exemptive Order Tender Offer is less than or equal to thirty percent (30%) of the total number of shares of Dragon common stock outstanding at the time that the Second Exemptive Order Tender Offer was commenced.

          (d) (i) If the Exemptive Order is not issued by the SEC on or before March 26, 2004 (or is issued on such terms, and/or subject to such conditions, that are not substantially similar to the relief sought as described in Section 3(c)(i) hereof), then Dragon and each of the Harvard Parties agree to meet and consult with one another during the period commencing on March 27, 2004 and expiring on May 26, 2004 (the "CONSULTATION Period") in an effort to explore mutually agreeable means by which the Harvard Parties may dispose of any remaining shares of Dragon common stock held by them. Without limitation, during the Consultation Period, Dragon and the Harvard Parties shall discuss (but shall be under no obligation to agree upon) the possibility of the Harvard Parties selling any remaining shares of Dragon common stock held by them into the open market and/or Dragon identifying a buyer for such shares.

               (ii) If (A) Dragon and each of the Harvard Parties have not reached an agreement with respect to the matters referred to in Section 3(d)(i) hereof by May 26, 2004, and (B) the Exemptive Order has not been issued by that date (or has been issued on such terms, and/or subject to such conditions, that are not substantially similar to the relief sought as described in Section
3(c)(i) hereof), then, on or before June 16, 2004, Dragon may, at its sole discretion, determine to conduct another tender offer (the "FIRST DISCRETIONARY TENDER OFFER") to be commenced by September 30, 2004, to purchase fifteen percent (15%) of Dragon's outstanding shares of common stock, for cash, at a price equal to ninety-two and one-half percent (92.5%) of Dragon's net asset value per share as of the date such offer expires; PROVIDED, HOWEVER, that if
(1) Dragon does not publicly announce its determination on or before June 16, 2004 to conduct the First Discretionary Tender Offer and (2) either (a) at that time the Harvard Parties Beneficially Own in excess of two and one-half percent (2.5%) of the total number of the then outstanding shares of Dragon common stock or (b) the total number of shares of Dragon's outstanding common stock tendered into the Initial Tender Offer was in excess of twenty percent (20%) of the total number of shares of Dragon stock outstanding at the time that the Initial Tender Offer was commenced, then (X) notwithstanding Section 4 hereof, the Harvard Parties shall be permitted to acquire shares of Dragon common stock to the extent that their collective Beneficial Ownership of shares of Dragon common stock remains less than ten percent (10%) of the total number of outstanding shares of Dragon common stock, (Y) the obligations of and limitations on the Harvard Parties arising under Section 5 hereof shall be terminated and (Z) the obligations and limitations on each of the parties hereto arising under Section 6 hereof with respect to Dragon shall be terminated.

               (iii) If Dragon does conduct the First Discretionary Tender Offer, then on or before June 16, 2005, Dragon may, at its sole discretion, determine to conduct another tender offer (such tender offer, and any tender offer conducted pursuant to Section 3(d)(iv) hereof, a "SUBSEQUENT DISCRETIONARY TENDER OFFER") to be commenced by September 30, 2005 (or, in the case of any Subsequent Tender Offer conducted pursuant to Section 3(d)(iv) hereof, to be commenced by September 30 of the then current year) on terms which are substantially identical in all material respects to those on which the First Discretionary Tender Offer was conducted; PROVIDED, HOWEVER, that if (1) Dragon does not publicly announce its determination on or before June 16, 2005 (or, in the case of any Subsequent Tender Offer conducted pursuant to Section 3(d)(iv) hereof, on or before June 16 of the then current year) to conduct a Subsequent Discretionary Tender Offer and (2) at that time the Harvard Parties Beneficially Own in excess of two and one-half percent (2.5%) of the total number of the then outstanding shares of Dragon common stock, then (X) notwithstanding Section 4 hereof, the Harvard Parties shall be permitted to acquire shares of Dragon common stock to the extent that their collective Beneficial Ownership of shares of Dragon common stock remains less than ten percent (10%) of the total number of outstanding shares of Dragon common stock, (Y) the obligations of and limitations on the Harvard Parties arising under Section 5 hereof shall be terminated and (Z) the obligations and limitations on each of the parties hereto arising under Section 6 hereof with respect to Dragon shall be terminated.

               (iv) With respect to any calendar year after 2005, if Dragon has conducted a Subsequent Discretionary Tender Offer in the previous calendar year, then on or before June 16 of the then current year, Dragon may, at its sole discretion, determine to conduct another Subsequent Discretionary Tender Offer; PROVIDED, HOWEVER, that if (1) Dragon does not publicly announce its determination on or before June 16 of the then current year to conduct such a Subsequent Discretionary Tender Offer and (2) at that time the Harvard Parties Beneficially Own in excess of two and one-half percent (2.5%) of the total number of the then outstanding shares of Dragon common stock, then (X) notwithstanding Section 4 hereof, the Harvard Parties shall be permitted to acquire shares of Dragon common stock to the extent that their collective Beneficial Ownership of shares of Dragon common stock remains less than ten percent (10%) of the total number of outstanding shares of Dragon common stock,
(Y) the  obligations  of and  limitations on the Harvard  Parties  arising under
Section 5 hereof shall be terminated and (Z) the obligations and limitations on each of the parties hereto arising under Section 6 hereof with respect to Dragon shall be terminated.

          (e) Notwithstanding the foregoing, if (i) the SEC issues the Exemptive Order at any time after March 26, 2004 (and the Exemptive Order is substantially similar to the specific relief sought as described in Section 3(c)(i) hereof) and (ii) the Exemptive Order Condition (as defined below) is not satisfied at the time that the Exemptive Order is issued, then: (A) Dragon's obligations, if any, under Section 3(c) hereof shall control, (B) subject to the terms and conditions of the Exemptive Order, Dragon shall, as soon as reasonably practicable after the issuance of the Exemptive Order (but not later than three
(3) months after the date of such issuance), commence the First Exemptive Order Tender Offer, (C) Section 3(d) hereof shall be of no further force or effect, and (D) the obligations of and limitations on the Harvard Parties arising under Sections 4 and 5 hereof (and the obligations of each of the parties hereto arising under Section 6 hereof with respect to Dragon) (to the extent that they have been terminated pursuant to Section 3(d) hereof) shall be automatically restored. The "Exemptive Order Condition" will be satisfied if a hypothetical person who is a shareholder of Dragon as of the date hereof who has tendered all of its shares of Dragon common stock into each tender offer conducted pursuant to this Section 3 prior to the date on which the Exemptive Order is issued (but has not otherwise disposed of any of its shares of Dragon common stock, or acquired any shares of Dragon common stock, after the date hereof), would have a percentage ownership interest in Dragon at the time that the Exemptive Order is issued that is less than or equal to 35% (thirty five percent) of such person's percentage ownership interest in Dragon as of the date hereof (i.e. a hypothetical shareholder with a percentage ownership interest in Dragon equal to x% of Dragon's outstanding shares as of the date hereof would own less than or equal to (0.35*x)% of Dragon's outstanding shares as of the date that the Exemptive Order is issued).

          (f) For the purposes of determining whether the Exemptive Order has been issued on terms, and/or subject to conditions, that are substantially similar to the relief sought as described in Section 3(c)(i) hereof, the parties acknowledge and agree that: (X) (i) terms and conditions substantially similar to those set out in Scudder Spain and Portugal Fund, Inc. (Notice of Application, ICA Rel. No. IC-23425, 812-11110, Sept 2, 1998) or in Signature Financial Group (no-action letter, pub. avail. Dec. 28, 1999, as such terms and conditions may reasonably be adapted to a closed-end investment company) and
(ii) a condition to the SEC granting the Exemptive Order that Dragon obtain shareholder approval of any element of the Exemptive Order (provided that such element would not cause the Exemptive Order to be issued on terms or conditions that are not substantially similar to the relief sought as described in Section 3(c)(i) hereof) shall each be considered to be substantially similar to the terms and conditions described in Section 3(c)(i) hereof, but that (Y) a condition to the SEC granting the Exemptive Order having the effect of precluding Dragon from conducting a tender offer on the terms described in
Section 3(c)(ii) shall not be considered to be substantially similar to the conditions described in Section 3(c)(i) hereof. Dragon agrees that if the SEC requires that Dragon obtain shareholder approval as a condition to Dragon's reliance on the Exemptive Order, then Dragon will propose shareholder approval of the matter in question at the next annual or other meeting of shareholders of Dragon held after the publication of the notice of application specifying a shareholder vote as a condition to the Exemptive Order; provided that the Board of Directors of Dragon will call a special meeting to consider the matter if the matter would otherwise not be considered by shareholders for a period of more than four (4) months after the publication of the notice of application for the Exemptive Order is first published (in which case such matter will be the only item to be considered at such special meeting, except other matters required to be presented to shareholders under applicable law). Dragon will take all reasonable steps that are not violative of its fiduciary duties to obtain shareholder approval of the matter in question that an investment company could reasonably be expected to take in order to vigorously support the passage of proposals recommended by the investment company's board of directors to its shareholders. These steps shall include, without limitation, (i) adjournment of the applicable meeting of shareholders for as long, and/or on as many occasions, as may be necessary, consistent with applicable law, if the requisite vote has not yet been obtained, up to the latest date possible without the necessity of setting a new record date for the meeting; and (ii) engaging a major proxy solicitation firm at Dragon's expense for the purpose of soliciting proxies for approval of the Exemptive Order tender offers by the shareholders at the applicable meeting of shareholders of Dragon, and, if sufficient votes in favor thereof are not promptly obtained, instructing such proxy solicitation firm to diligently attempt to obtain sufficient votes for approval of the Exemptive Order tender offers at such meeting of shareholders of Dragon including, without limitation, under appropriate circumstances, by contacting shareholders by telephone and requesting that they consider granting their proxies by telephone. If the matter is not approved by shareholders at the first meeting at which it is proposed, the Board of Directors of Dragon will propose the matter again (i) at the next annual meeting of shareholders of Dragon thereafter if the meeting at which the matter was first proposed was a special meeting, or (ii) at a special meeting called for the purpose not later than six (6) months after the meeting at which the matter was first proposed if such meeting was an annual meeting (in which case such matter will be the only item to be considered at such special meeting, except other matters required to be presented to shareholders under applicable law). Dragon will exercise the same level of diligence in respect of seeking and promoting the passage of the matter at any such meeting as it was required to exercise at the meeting at which the matter was first proposed.

          (g) If any of the Harvard Parties does not tender all shares of common stock of Dragon Beneficially Owned by it into any tender offer commenced by Dragon contemplated by this Section 3, then (i) Dragon, but not the Harvard Parties, shall automatically (and without further action by any party hereto) be released from any and all further obligations under this Section 3 and (ii) the obligations and restrictions imposed on the Harvard Parties in Section 5 hereof shall survive and continue in full force and effect in perpetuity.

          (h) For the avoidance of doubt, all references in this Section 3 to shares of Dragon common stock which are tendered into a tender offer shall mean all such shares that have been validly tendered on the date that the applicable tender offer expires, including any such shares that are not ultimately purchased by Dragon pursuant to the applicable offer.

          (i) Notwithstanding any other provision of this Agreement, Dragon shall immediately be relieved of any and all obligations that it may have arising under this Section 3 from and after the effective date of any conversion of Dragon from closed-end to open-end status; PROVIDED, HOWEVER, that if Dragon converts to an open-end fund, it shall not impose any redemption fee or other fee, charge, or expense in respect of any redemption of shares of Dragon following any such conversion to open-end status other than a redemption fee of not more than 2% imposed during a period commencing on the date when Dragon first becomes an open-end investment company and ending not more than six (6) months later.

          (j) Notwithstanding any other provision of this Agreement, Dragon shall not be required to commence, or make any determination to conduct, any tender offer at any time pursuant to this Section 3 if, at such time, based on information available to Dragon (including filings made with the SEC pursuant to Section 13 of the 1934 Act), there is no "person" (as that term is defined in the 1934 Act) who Beneficially Owns, holds or has investment discretion over five percent (5%) or more of the total number of shares of Dragon common stock outstanding at that time; PROVIDED, HOWEVER, that this Section 3(j) shall not derogate from the operation of the proviso contained in each of Section 3(d)(iii) and (iv) hereof.

          (k) References in this Section 3 to shares of Dragon common stock shall be taken to include any security into which such common stock is exchanged for, converted into or replaced with in connection with any reorganization whatsoever of Dragon, including any change of organizational form.

     Section 4. NO SHARE ACQUISITIONS; PROHIBITED TRANSFERS.

          (a) Unless otherwise specifically agreed in writing between one or more of the Harvard Parties, on the one hand, and Dragon, on the other hand, each of the Harvard Parties agrees that from the date hereof and perpetually thereafter it will not (and will not advise, assist or encourage others to), directly or indirectly, acting individually or in concert with others, in any manner, acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, by purchase or otherwise, any direct or indirect beneficial interest in any securities of Dragon (including, without limitation, any direct or indirect interest in any rights, warrants or options to acquire, or in any securities convertible into or exchangeable for, any securities of Dragon) or any derivative instrument that provides the economic benefits or other indicia of ownership of any such securities; PROVIDED, HOWEVER, that it will not be considered a violation of this Section 4(a) if (i) the Harvard Party acquires an indirect interest in any securities of Dragon (not as a result of an investment decision by the Harvard Party to acquire an interest in such securities) but does not as a result become a Beneficial Owner of such securities (and does not otherwise have investment discretion over such securities), or (ii) securities of Dragon are acquired by an investment adviser or other person acting in a similar capacity for a Harvard Party and (A) the Harvard Party did not know of the planned acquisition in advance of its occurrence, (B) the Harvard Party becomes a Beneficial Owner of the securities as a result of such acquisition, and (C) the Harvard Party instructs the investment adviser or other person to promptly dispose of such securities when portfolio management personnel of such Harvard Party have actual knowledge that the acquisition has occurred; PROVIDED, FURTHER, that each of the Harvard Parties shall apprise any person or entity currently serving as an investment adviser, or in any similar capacity, to it, and each person becoming an investment adviser, or beginning to act in any similar capacity, to it during the period of four years from the date hereof, of the obligations and restrictions of such Harvard Party arising under this Section 4(a).

          (b) Unless otherwise specifically agreed in writing between one or more of the Harvard Parties, on the one hand, and Dragon, on the other hand, each of the Harvard Parties agrees that from the date hereof and perpetually thereafter it will not sell, transfer any interest in, or otherwise dispose of (a "TRANSFER") any securities of Dragon to any transferee if, following such Transfer, the transferee of such securities would, to the actual knowledge of such Harvard Party (which, in the case of any Transfer where the identity of the transferee is known to the Harvard Party, shall require such Harvard Party to make inquiry of such transferee with respect thereto), Beneficially Own more than five percent (5%) of the outstanding voting equity securities of Dragon; PROVIDED, HOWEVER, that the restrictions on Transfer contained in this Section 4(b) shall not apply to Transfers of securities of Dragon if the Harvard Parties collectively Beneficially Own less than two and one-half percent (2.5%) of the outstanding voting equity securities of Dragon at the time of such Transfer.

     Section 5. STANDSTILL. Subject to Section 3 hereof, each of the Harvard Parties agrees that for a period of four years from and after the date hereof, it will not (and will not advise, assist or encourage others to), directly or indirectly, acting individually or in concert with others, in any manner:

                    (i) make, or in any way participate in, any shareholder proposal or nomination with respect to Dragon, or seek to advise or influence in any manner whatsoever any person or entity with respect to any shareholder proposal or nomination with respect to Dragon, in each case, including, but not limited to, any proposal relating to the election of directors, the adoption or termination of any investment advisory contract, any change in a fundamental policy, classification, or sub-classification, any change in structure, any change in organizational documents, or any matter that requires a stockholder vote, including, but not limited to, pursuant to Section 13 of the 1940 Act, including any precatory or advisory proposal with respect to any of the foregoing;

                    (ii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the SEC promulgated pursuant to Section 14 of the 1934 Act) any securities of Dragon, or advise or seek to influence in any manner whatsoever any person or entity with respect to the voting of any securities of Dragon;

                    (iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any voting securities of Dragon;

                    (iv) otherwise act to seek to propose to Dragon or to its management, board of directors, officers or stockholders, any merger, business combination, restructuring, recapitalization, charter amendment or any other change to any other organizational document, change in policy, change in classification or subclassification, change in investment manager, or other transaction or similar matter, or otherwise seek to control, change or influence the management, board of directors (or similar body) or the policies of Dragon, including any precatory or advisory proposal with respect to any of the foregoing;

                    (v) hold any securities of Dragon with the purpose or effect of changing or influencing control of Dragon, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b) under the 1934 Act;

                    (vi) make any request or proposal to amend, waive or terminate any provision of this Section 5;

                    (vii) provide any advice or enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or

                    (viii) announce an intention to take, or enter into any arrangement or understanding with others to take, any of the actions restricted or prohibited under clauses (i) through (vii) of this Section 5.

     Section 6. PRESS RELEASE; PUBLIC STATEMENT. The Harvard Parties and Dragon agree that immediately following the execution of this Agreement, Harvard University, Harvard Management, and Dragon shall issue a joint press release regarding the terms of this Agreement in the form attached as Schedule I hereto. Except for such press release, no party hereto (or their agents, representatives or designees) shall make any public statement (including any statement to the media) regarding this Agreement or any of the Other Settlement Agreements or the settlements contemplated hereby or thereby; PROVIDED, HOWEVER, that the foregoing shall not preclude (a) communications or disclosures required of a party hereto by law, regulatory bodies with appropriate jurisdiction, or stock exchange rules or regulations, or (b) the delivery by any party hereto (or by TAML, on Dragon's behalf) of a copy of such press release, this Agreement or any of the Other Settlement Agreements to any person. The parties hereto acknowledge and agree that any communication or disclosure made pursuant to clause (a) of the immediately preceding sentence shall not disparage any other party hereto or this Agreement or any of the Other Settlement Agreements.

     Section 7. TERMINATION OF LITIGATION; COVENANT NOT TO SUE.

               (a) Each of the Harvard Parties and Dragon hereby agrees to dismiss the Current Litigation (including, for the avoidance of doubt, the claims asserted pursuant to Section 16(b) of the 1934 Act) (the "DISMISSED CLAIMS") without prejudice. Within three business days after the execution of this Agreement, the parties hereto shall cause a Stipulation of Dismissal without Prejudice (or such other appropriate document), substantially in the form attached as Schedule II hereto, to be executed and filed with the court in the Current Litigation.

               (b) Subject to paragraph (d) of this Section 7, each of the Harvard Parties hereby covenants that, for a period of four years after the date hereof, it will not initiate or cause to be initiated (or encourage or aid in the initiation of) against Dragon or its past, present or future directors or officers, directly or indirectly, any suit, action, or proceeding of any kind, or participate in any such action, individually, derivatively, or as a representative or member of a class, under any contract (express or implied), law, statute, or regulation, federal, state or local, pertaining in any manner whatsoever to the Dismissed Claims, or to any other claims that could have been asserted in the Current Litigation. This Covenant Not to Sue shall be a complete defense to any suit, action or proceeding brought in violation of this Covenant Not to Sue. Nothing herein limits the right of the Harvard Parties to bring an action to enforce this Agreement or based on an alleged material breach of this Agreement.

               (c) Subject to paragraph (d) of this Section 7, Dragon hereby covenants that it will not initiate or cause to be initiated (or encourage or aid in the initiation of) against any of the Harvard Parties or their respective past, present or future directors or officers, directly or indirectly, any suit, action, or proceeding of any kind, under any contract (express or implied), law, statute, or regulation, federal, state or local, pertaining in any manner whatsoever to (i) the Dismissed Claims, or any other claims that could have been asserted in the Current Litigation, for a period of four (4) years after the date hereof, and (ii) the claims asserted pursuant to Section 16(b) of the 1934 Act included in the Dismissed Claims, beginning on the date which is four (4) years after the date hereof and in perpetuity thereafter. This Covenant Not to Sue shall be a complete defense to any suit, action or proceeding brought in violation of this Covenant Not to Sue. Nothing herein limits the right of Dragon to bring an action to enforce this Agreement or based on an alleged material breach of this Agreement.

               (d) In the event of a material breach of this Agreement, the Covenants Not to Sue set forth in paragraphs (b) and (c) of this Section 7, as applicable, shall not be binding on the aggrieved party.

               (e) The parties hereto agree that the period of time between the voluntary dismissal of the Current Litigation (as contemplated by Section 7(a) hereof) and the commencement of a new action by an aggrieved party asserting similar claims (as contemplated by Section 7(d) hereof) will not be counted towards any defense based on statute of limitations, laches, or similar time-based defenses. Notwithstanding the foregoing, there shall be no tolling pursuant to this Section 7(e) with respect to the claims asserted in the Current Litigation pursuant to Section 16(b) of the 1934 Act; the Harvard Parties, however, waive any right to assert any defense based on statute of limitations, laches or similar time-based defenses in any action brought by Dragon in the next four (4) years pursuant to Section 7(d) hereof.

               (f) During the settlement discussions that arose following the institution of the Current Litigation, the parties acknowledged that Dragon's claims against Harvard University under Section 16(b) of the 1934 Act raised novel legal questions and that therefore there were issues that would have to be litigated including, but not limited to, defenses arising out of the interpretive letter issued by the staff of the SEC to Harvard University (Harvard University, pub. avail. July 8, 1992). Taking into account, among other things, the uncertain outcome of the Section 16(b) claims, the benefits to be realized by Dragon pursuant to this Agreement, and the roughly estimated range of recoverable short-swing profits if the claims could be established, the board of directors of Dragon, including a majority of the independent directors, concluded that it was in the best interest of Dragon to resolve, as set forth herein, the claims in the Current Litigation arising under Section 16(b) of the 1934 Act, subject to performance by the Harvard Parties of their obligations under this Agreement.

     Section 8. REMEDIES; CONSENT TO JURISDICTION.

               (a) Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that aggrieved parties shall be entitled to equitable relief including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and specific enforcement of the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity, including monetary damages. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

               (b) The parties hereto agree that any actions, suits or proceedings arising out of or relating to this Agreement, the transactions contemplated hereby (including the dismissal of the Current Litigation), or a new action by an aggrieved party (as contemplated by Section 7(d) hereof), shall be brought solely and exclusively in the United States District Court for the District of Maryland, Northern Division (or if such federal court lacks subject matter jurisdiction, in the courts of the State of Maryland located in Baltimore, Maryland). The parties agree not to commence any such action, suit or proceeding except in such courts and further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11 hereof shall be effective service of process for any such action, suit or proceeding brought against any party in any such court. The parties also irrevocably and unconditionally waive any objection to the laying of venue of any such action, suit or proceeding in the courts of the State of Maryland or the United States of America located in the State of Maryland, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in such court pursuant hereto has been brought in an inconvenient forum.

               (c) Notwithstanding any other provision of this Agreement, none of the Harvard Parties may sue for specific performance by Dragon of any tender offer obligation, or sue for (or take any other action based on) an alleged breach of this Agreement by Dragon based on Dragon's failure to conduct a tender offer, if, at the time that such Harvard Party's cause of action with respect thereto arises, the Harvard Parties collectively Beneficially Own five percent (5%) or less of the total number of the then outstanding shares of Dragon common stock.

     Section 9. FEES, COSTS AND EXPENSES. Except as expressly provided herein, each party hereto shall pay its own fees, costs and expenses incident to this Agreement and the transactions contemplated herein. The Harvard Parties shall be responsible for their own legal fees and expenses with respect to the Current Litigation and their proxy contest relating to the 2003 Dragon Meeting. Dragon agrees that TAML shall be responsible for the legal fees and expenses incurred by Dragon and its directors with respect to this Agreement and the Current Litigation. Dragon agrees that TAML shall also be responsible for the legal fees and expenses incurred by Dragon through the date hereof with respect to its proxy contest relating to the 2003 Dragon Meeting.

     Section 10. ENTIRE AGREEMENT; AMENDMENTS; SUCCESSORS; THIRD PARTY BENEFICIARIES.

               (a) This Agreement and the Other Settlement Agreements contain the entire understanding of the parties with respect to the subject matter hereof and thereof. This Agreement and the Other Settlement Agreements supersede all previous negotiations, representations and discussions by the parties hereto and thereto concerning the subject matter hereof and thereof, and integrate the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof or thereof shall operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement or the Other Settlement Agreements, nor shall they be relied upon.

               (b) This Agreement may be amended only by an agreement in writing executed by the party or parties against which it is sought to be enforced.

               (c) No party hereto may assign any of its respective rights or delegate any of its respective obligations under this Agreement without the prior written consent of the other parties hereto; PROVIDED, HOWEVER, that Dragon may freely assign its rights and delegate its obligations to the transferee of all or substantially all of its assets, so long as such transferee agrees to be bound by all of the obligations of Dragon hereunder (at which point such transferee shall be deemed to have all of the rights and obligations hereunder of Dragon). This Agreement shall be binding upon, and shall inure to the benefit of, the parties' successors and permitted assigns.

               (d) Any material breach by any party other than the Harvard Parties under any of the Other Settlement Agreements shall be deemed a material breach by Dragon under this Agreement.

     Section 11. NOTICES. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by certified or registered mail, postage prepaid, return receipt requested, or delivered to a nationally recognized next business day courier for delivery on the next business day, or by facsimile, with the required copy also sent as aforesaid and in any instance addressed as follows:

         if to any of the Harvard Parties:

                  c/o Harvard Management Company, Inc.
                  600 Atlantic Avenue
                  Boston, MA  02210-2203
                  Telecopy:  (617) 878-6523
                  Attention:  Michael S. Pradko

                  with a copy to:

                  Ropes & Gray
                  One International Place
                  Boston, MA  02110-2624
                  Telecopy:  (617) 951 7050
                  Attention:  Harvey J. Wolkoff/Timothy W. Diggins

         if to Dragon:

                  Broward Financial Centre
                  500 E. Broward Blvd., Suite 2100
                  Fort Lauderdale, FL  33394-3091
                  Telecopy: (954) 847-2288
                  Attention:  Secretary

                  with a copy to:

                  Stradley Ronon Stevens & Young, LLP
                  2600 One Commerce Square
                  Philadelphia, PA  19103-7098
                  Telecopy:  (215) 564-8120
                  Attention:  Bruce G. Leto

                  and

                  Weil, Gotshal & Manges LLP
                  767 Fifth Avenue
                  New York, NY  10153
                  Telecopy: (212) 310-8007
                  Attention:  Richard L. Levine/Howard B. Dicker

or such other address as shall be furnished in writing by any of the parties, and any such notice or communication shall be deemed to have been given as of the date so delivered personally, so mailed, so delivered to the courier service, or so transmitted by telecopy (except that a notice of change of address shall not be deemed to have been given until received by the addressee).

     Section 12. LAW GOVERNING. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Maryland, without regard to any conflict of laws provisions thereof.

     Section 13. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For purposes of this Agreement, a signature page signed and transmitted by electronic mail in pdf form, facsimile machine or telecopier is to be treated as an original signature and document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document.

     Section 14. NO PRESUMPTION AGAINST DRAFTSPERSON. Each of the undersigned hereby acknowledges that the undersigned fully negotiated the terms of this Agreement, that each such party had an equal opportunity to influence the drafting of the language contained in this Agreement and that there shall be no presumption against any such party on the ground that such party was responsible for preparing this Agreement or any part hereof. All prior working drafts of this Agreement, and any notes and communications prepared in connection therewith, shall be disregarded for purposes of interpreting the meaning of any provision contained herein.

     Section 15. ENFORCEABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]




     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

                                      PRESIDENT AND FELLOWS OF HARVARD COLLEGE


                                      By:/s/JACK R. MEYER
                                         --------------------------------------
                                         Name: Jack R. Meyer
                                         Title: Deputy Treasurer


                                      HARVARD MANAGEMENT COMPANY, INC.

                                      By:/s/JACK R. MEYER
                                         --------------------------------------
                                         Name: Jack R. Meyer
                                         Title: Authorized Signatory


                                      By:/s/MICHAEL S. PRADKO
                                         --------------------------------------
                                          Name: Michael S. Pradko
                                          Title: Authorized Signatory


                                       /s/STEVEN ALPERIN
                                      -----------------------------------------
                                      Steven Alperin



                                      TEMPLETON DRAGON FUND, INC.


                                      By:/s/MARTIN L. FLANAGAN
                                         --------------------------------------
                                         Name: Martin L. Flanagan
                                         Title: Vice President






PAGE

                                   SCHEDULE I
                              FORM OF PRESS RELEASE

PAGE








                              FORM OF PRESS RELEASE

FOR IMMEDIATE RELEASE

Media Contacts: Lisa Gallegos, Franklin Templeton Investments,
                 Tel:(650) 312-3395
                Steven Alperin, Harvard Management, Tel:  (617) 523-4400
-------------------------------------------------------------------------------

              HARVARD UNIVERSITY, TEMPLETON CHINA WORLD FUND, INC.,
                         TEMPLETON DRAGON FUND, INC. AND
                         TEMPLETON ASSET MANAGEMENT LTD.
                                 SETTLE LAWSUIT

                          HARVARD UNIVERSITY WITHDRAWS
                 ITS TEMPLETON CHINA WORLD SHAREHOLDER PROPOSALS
                      AND SUPPORTS TEMPLETON CHINA WORLD'S
            OPEN-ENDING PROPOSAL WITH AN IN-KIND DISTRIBUTION FEATURE

                          HARVARD UNIVERSITY WITHDRAWS
                   ITS TEMPLETON DRAGON SHAREHOLDER PROPOSALS;
                 TEMPLETON DRAGON TO MAKE CASH TENDER OFFER FOR
       15% OF ITS OUTSTANDING SHARES AT 92.5% OF NET ASSET VALUE PER SHARE

                                TEMPLETON DRAGON
                 TO SEEK AUTHORITY TO MAKE IN-KIND TENDER OFFERS

Fort Lauderdale, Florida and Boston, Massachusetts, March [__], 2003 - TEMPLETON CHINA WORLD FUND, INC. (NYSE: TCH), a closed-end management investment company ("China World"), TEMPLETON DRAGON FUND, INC. (NYSE: TDF), a closed-end management investment company ("Dragon"), TEMPLETON ASSET MANAGEMENT LTD., the investment advisor to each of the funds ("Templeton"), and PRESIDENT AND FELLOWS OF HARVARD COLLEGE ("Harvard University") announced today that they had reached agreements that will result in, among other things, the dismissal of their litigation claims against each other and the withdrawal of Harvard University's shareholder proposals for the funds' upcoming annual meetings. Also, Harvard will now support the Board's proposal to open-end China World with an in-kind distribution feature, and Dragon will make a tender offer to be commenced on or prior to April 30, 2003, and may, pursuant to its settlement with Harvard, make additional tender offers in the future.

DISMISSAL OF LAWSUIT

The three settlement agreements announced today (between China World and Harvard, Dragon and Harvard, and Templeton and Harvard, respectively) will result in the dismissal without prejudice of the lawsuit originally brought in January 2003 by China World, Dragon and Templeton in the United States District Court for the District of Maryland, Northern Division, against Harvard University, Harvard Management Company, Inc., which is an investment advisor to Harvard University, and Steven Alperin, an officer of Harvard Management (collectively, "Harvard"), as well as the dismissal without prejudice of the counterclaims brought by Harvard against the funds, their respective directors and Templeton. The parties have also entered into covenants not to sue each other with respect to the claims that were made or could have been made in the litigation absent a breach of the settlement agreements.

END OF PROXY CONTEST

As part of the settlements, Harvard has agreed to withdraw all of its shareholder proposals for the respective upcoming 2003 Annual Meetings of Shareholders of China World and Dragon. Harvard also will not solicit proxies from shareholders for the China World 2003 Annual Meeting and will not vote any proxies previously received.

CONVERSION OF CHINA WORLD TO AN OPEN-END FUND

Harvard announced that it intends to support the Board of Directors' proposal at the 2003 Annual Meeting calling for the open-ending of China World, with an in-kind distribution feature described below.

If shareholders approve the open-ending proposal, the in-kind distribution feature will provide the fund the option of meeting large redemption requests through a pro rata, in-kind distribution of its portfolio investments by making an election pursuant to Rule 18f-1 under the Investment Company Act of 1940 and adopting related procedures. This will allow the fund to minimize the potential adverse impact of large redemption requests on the fund's net asset value per share. Small redemption requests (generally in amounts less than $250,000 in any ninety-day period) will be paid in cash by the fund.

Harvard also announced that, if and when China World open-ends, Harvard will redeem all of its shares of the fund within 30 days after conversion, and that under the settlement it will take its redemption proceeds through a pro rata, in-kind distribution of portfolio investments. As a result, the fund will avoid having to sell significant portfolio assets to raise cash to meet Harvard's redemption request - thus limiting the potential adverse effect on the fund's net asset value per share.

China World announced that if conversion to an open-end fund is approved by shareholders, the open-end fund would assess a redemption fee, not in excess of two percent, on all redemptions or exchanges of shares made within six months following the effective date of the conversion except on any redemptions of shares purchased after the conversion.

Representatives of Harvard and China World also have agreed to discuss, prior to conversion, steps China World might take to minimize any adverse effect on the net asset value per share of the fund resulting from a need to sell portfolio securities of the fund to raise cash to satisfy redemption requests.

DRAGON TENDER OFFERS

Dragon announced that as part of its settlement with Harvard, it has agreed to take the following actions:

o APRIL 2003 CASH TENDER OFFER - The Board of Directors of Dragon approved the making of a cash tender offer to be commenced on or prior to April 30, 2003, for 15% of the fund's outstanding shares at 92.5% of net asset value per share as of the date the offer expires. Previously, the Board of Directors had approved an April 2003 cash tender offer for not less than 10% of the fund's outstanding shares at not less than 90% of net asset value per share.

o IN-KIND TENDER OFFERS - Dragon also will apply to the Securities and Exchange Commission ("SEC") for an exemption allowing the fund to make occasional, non-periodic tender offers, each for up to 20% of Dragon's outstanding shares at a price equal to 95% of net asset value per share as of the date the offer expires, to be paid entirely in kind through a pro rata distribution of marketable portfolio securities. The fund will not apply, however, for interval fund status. Subject to certain conditions, the settlement requires the fund to commence such an in-kind tender offer for 20% of the fund's shares within three months after obtaining the SEC exemption. Dragon may also be required under the settlement to conduct, on substantially identical terms, up to two additional in-kind tender offers under certain circumstances. There is no assurance that the SEC will grant the exemption, nor is it possible to predict the date when an exemption might be granted.

o ADDITIONAL CASH TENDER OFFERS - If the SEC does not grant the exemption for in-kind tender offers by May 26, 2004, the settlement provides that Dragon may, but is not obligated to, conduct an additional cash tender offer, and possibly later follow-on cash tender offers, each for 15% of the fund's outstanding shares at a price of 92.5% of net asset value per share as of the date the offer expires. Under certain circumstances, if Dragon does not conduct these tender offers, Harvard will be relieved of its obligation to refrain from making shareholder proposals and taking other actions with respect to the fund, as described below.

Harvard announced that it intends to tender all of the shares it then owns into each tender offer described above that is commenced.

The Dragon settlement agreement provides that Dragon will not be obligated to commence in-kind tender offers or additional cash tender offers under certain circumstances or conditions. These relate to, among other things, the number of shares tendered by shareholders into preceding tender offers as well as the beneficial ownership percentages of the fund's shareholders.

STANDSTILL

As part of the three settlements, Harvard agreed not to submit any proposals for consideration by shareholders of China World or Dragon, or any other closed-end fund or similar investment vehicle managed by Templeton or its affiliates, or for consideration by shareholders of Franklin Resources, Inc. (NYSE: BEN), the parent company of Templeton, nor to encourage others to do so, for a period of four years. Harvard also has agreed not at any time to acquire additional shares of China World, Dragon or any other closed-end fund or similar investment vehicle managed by Templeton or its affiliates.

                                    * * * * *

THE SUMMARIES OF THE SETTLEMENTS REACHED BY HARVARD AND CHINA WORLD, HARVARD AND DRAGON, AND HARVARD AND TEMPLETON INCLUDED IN THIS PRESS RELEASE ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE THREE SEPARATE SETTLEMENT AGREEMENTS. COPIES OF THE SETTLEMENT AGREEMENTS WILL BE FILED BY CHINA WORLD AND DRAGON WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WILL BE AVAILABLE FOR FREE AT THE SEC'S WEBSITE, WWW.SEC.GOV. THE PARTIES HAVE AGREED NOT TO MAKE PUBLIC STATEMENTS (INCLUDING TO THE MEDIA) REGARDING THE SETTLEMENTS.

                                    * * * * *

In connection with their 2003 annual meetings of shareholders, China World and Dragon intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including their respective proxy statements. Because those documents contain important information, shareholders of China World and Dragon are urged to read them when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders also can obtain copies of these documents, when available, for free by calling China World or Dragon at 1-800-342-5236.

China World, its directors and executive officers and certain other persons may be deemed to be participants in China World's solicitation of proxies from its shareholders in connection with its 2003 annual meeting of shareholders. Dragon, its directors and executive officers and certain other persons may be deemed to be participants in Dragon's solicitation of proxies from its shareholders in connection with its 2003 annual meeting of shareholders. Information about their respective directors is set forth in the proxy statement for China World's 2002 annual meeting of shareholders and for Dragon's 2002 annual meeting of shareholders, respectively. Participants in China World's and Dragon's respective solicitations may also be deemed to include the following executive officers or other persons whose interests in China World or Dragon may not be described in their respective proxy statements for China World's and Dragon's 2002 annual meetings: Mark Mobius (President and C.E.O. - Investment Management); Jimmy D. Gambill (Senior Vice President and C.E.O. - Finance and Administration); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); Gregory E. Johnson (President, Franklin Resources, Inc.); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Michael O. Magdol (Vice President - AML Compliance); Bruce S. Rosenberg (Treasurer and Chief Financial Officer); and Holly Gibson Brady (Director of Corporate Communications
- Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually, or as a group, beneficially owns in excess of 1% of China World's common stock or 1% of Dragon's common stock. Except as disclosed above, to the knowledge of China World and Dragon, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in China World or Dragon.

Shareholders of China World or Dragon may obtain additional information regarding the interests of the participants by reading the proxy statements of China World and Dragon when they become available.

                                  ------------

Dragon has not commenced any tender offer referred to in this communication. Upon commencement of any such offer, Dragon will file with the SEC a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Dragon shareholders are strongly encouraged to read these documents when they become available because they will contain important information about any offer. When filed with the SEC, the Schedule TO and related exhibits will be available without charge at the SEC's website at www.sec.gov. Any offer to purchase and related letter of transmittal, when available, will be delivered without charge to all of Dragon's shareholders. Dragon shareholders may also obtain copies of these documents without charge by calling Dragon at 1-800-342-5236.

This communication is not an offer to purchase or the solicitation of an offer to sell shares of Dragon. Any tender offer will be made only by an offer to purchase and the related letter of transmittal. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.

                                      # # #

PAGE
                                  SCHEDULE II
               FORM OF STIPULATION OF DISMISSAL WITHOUT PREJUDICE

PAGE






               FORM OF STIPULATION OF DISMISSAL WITHOUT PREJUDICE

                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND
                               (Northern Division)

-------------------------------------
                                    )
TEMPLETON CHINA WORLD FUND, INC.,   )
TEMPLETON DRAGON FUND, INC. and     )
TEMPLETON ASSET MANAGEMENT LTD.,    )
                                    )
          Plaintiffs,               )
                                    )
                                    )  Civil Action No. JFM 03-CV-275
 v.
                                    )
PRESIDENT AND FELLOWS OF HARVARD    )
COLLEGE, HARVARD MANAGEMENT         )
COMPANY, INC. and STEVEN ALPERIN,   )
                                    )
                                    )
          Defendants.               )
----------------------------------- )


                            STIPULATION OF DISMISSAL

     It is hereby stipulated and agreed, pursuant to Fed. R. Civ. P. 41(a)(1), by and between Plaintiffs Templeton China World Fund, Inc., Templeton Dragon Fund, Inc. and Templeton Asset Management Ltd., and Defendants President and Fellows of Harvard College, Harvard Management Company, Inc. and Steven Alperin, through their undersigned counsel, that this action, including all claims, counterclaims and third-party claims, is dismissed, without prejudice and with each party to bear its own costs.






Dated:  _________________           __________________________________
                                    Benjamin Rosenberg,
                                    Federal Bar No. 00263
                                    Douglas J. Furlong,
                                    Federal Bar No. 04588
                                    Craig L. McCullough
                                    Bar No. 015005
                                    ROSENBERG PROUTT FUNK
                                     & GREENBERG, LLP 25
                                    South Charles Street, Suite
                                    2115 Baltimore, MD
                                    21201-3305 (410) 727-6600
                                    (410) 727-1115 (fax)

                                           -and-

                                    __________________________________
                                    Joseph S. Allerhand
                                    Richard L. Levine
                                    Haron W. Murage
                                    Jonathan Margolis
                                    WEIL, GOTSHAL & MANGES LLP
                                    767 Fifth Avenue
                                    New York, NY 10153
                                    (212) 310-8000
                                    (212) 833-3928 (fax)

                                   Attorneys for Plaintiffs Templeton China
                                   World Fund, Inc. and Templeton Dragon Fund,
                                   Inc.

                                    __________________________________
                                    Martin S. Himeles Jr.
                                    Federal Bar No. 3430
                                    ZUCKERMAN SPAEDER LLP
                                    100 East Pratt Street, Suite 2440
                                    Baltimore, Maryland 21202
                                    (410) 332-0444

                                    Attorneys for Plaintiff Templeton Asset
                                    Management Ltd.

                                    __________________________________
                                    David Clarke, Jr.
                                    PIPER RUDNICK LLP
                                    1200 Nineteenth Street, N.W.
                                    Washington, DC 20036
                                    (202) 861-3900
                                    (202) 223-2085 (fax)

                                          -and-

                                    Harvey J. Wolkoff
                                    Lisa M. Ropple
                                    Robert G. Jones
                                    ROPES & GRAY
                                    One International Place
                                    Boston, MA 02110
                                    (617) 951-7000
                                    (617) 951-7050 (fax)

                                    Attorneys for Defendants President And
                                    Fellows Of Harvard College, Harvard
                                    Management Company, Inc. and Steven Alperin